

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 20, 2017

Christopher Becker
Executive Vice President and Chief Risk Officer
The First of Long Island Corporation
10 Glen Head Road
Glen Head, NY 11545

Re: **The First of Long Island Corporation**
        Form PRE 14A
        Filed February 22, 2017
        File No. 001-32964

Dear Mr. Becker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: John J. Gorman
        Luse Gorman, PC